CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Galiano Gold Inc.

We consent to the use of our report dated March 28, 2023 on the consolidated financial statements of Galiano Gold Inc. (the Company) which comprise the consolidated statement of financial position as of December 31, 2022, the related consolidated statements of operations and comprehensive income, changes in equity and cash flow for the year then ended, and the related notes (collectively the consolidated financial statements) which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2023.

We also consent to the incorporation by reference of such report in the Registration Statement (No. 333-268945) on Form F-10 of the Company.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada

March 26, 2024